Amended

Public



14030228

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III



SEC FILE NUMBER
8- 52234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/13 (MM/DD/YY) AND ENDING 08/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lampert Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Madison Avenue - Suite 230
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Drimer 561-283-4420
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky, P.A.
(Name – *if individual, state last, first, middle name*)

7280 West Palmetto Park Rpad-Suite 308N (Address) Boca Raton (City) FL (State) 33433 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 14 2014
17 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Public

11/18/14

11/17/14

4/13/15

OATH OR AFFIRMATION

I, Marc Drimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lampert Capital Markets, Inc., as of August 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # EE044466
Expires: NOV. 22, 2014
BONDED THRU ATLANTIC BONDING CO., INC.

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2014

ASSETS

Cash	$ 304,342
Due from clearing broker	181,194
Due from other broker dealers	321,685
Clearing deposits	100,000
Prepaid expenses and other assets	8,114
Loans receivable - related parties, net of $45,083 allowance	363,806
Property and equipment, net of accumulated depreciation of $59,043	-
Total assets	$ 1,279,141

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 622,900
Commissions payable	90,510
Loan payable - related party	343,675
Total liabilities	1,057,085
Shareholders' equity:	
Common stock, $0.0001 par value; 40,000 shares authorized 30,487 shares issued and outstanding	2
Additional Paid-in Capital	1,369,710
Accumulated deficit	(1,147,656)
Total shareholders' equity	222,056
Total liabilities and shareholders' equity	$ 1,279,141

See accompanying notes to financial statements